UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

29287R103

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Charles Guinn, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

April 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,592,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,592,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,523
	8	SHARED VOTING POWER 1,592,550
	9	SOLE DISPOSITIVE POWER 16,523
	10	SHARED DISPOSITIVE POWER 1,592,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,592,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,592,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,039
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,039
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,551,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,551,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,551,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,551,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff NextGen Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 885,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 885,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares of no par value (the “Common Shares”) of GameSquare Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 2110 Powers Ferry Road, Suite 450, Atlanta, Georgia, USA, 30339.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Goff NextGen Holdings, LLC (“Goff NextGen”);

Goff Family Investments, LP (“Family Investments”);

Goff Capital, Inc. (“Goff Capital”);

John C. Goff 2010 Family Trust (“Goff Family Trust”);

JCG 2016 Holdings, LP (“Holdings”);

JCG 2016 Management, LLC (“Holdings GP”);

Travis Goff; and

John C. Goff.

Each of the Reporting Persons, except Family Investments, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Goff NextGen and Holdings GP are limited liability companies. Goff Capital is a corporation. Holdings is a limited partnership. Goff Family Trust is a Texas trust. Family Investments is a limited partnership organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States. Travis Goff serves as a member of the Board of Directors of the Issuer (the “Board”). The address of the principal office of the Reporting Persons is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies. The remaining Reporting Persons are principally engaged in the business of investments in securities, including in securities of the Issuer.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see Item 5 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. As described in Item 4 of this Schedule 13D, the securities reported on this Schedule 13D reflect the closing of the Merger (defined below) contemplated by the Arrangement Agreement (defined below) and the closing of the Offering (defined below) contemplated by the Agency Agreement (defined below) and the transactions consummated in connection therewith.

On June 30, 2021, Goff NextGen acquired 18,957,291 common shares of GameSquare. In connection with the Merger, such shares were converted into 391,562 Common Shares. On July 22, 2021, Goff NextGen acquired 15,937,500 common shares of GameSquare and warrants exercisable for 7,968,750 common shares of GameSquare (such warrants the “NextGen Warrants”). In connection with the Merger, the NextGen Warrants were converted into warrants exercisable for 164,594 Common Shares with an exercise price of C$ 29.05 per share, which expire on July 22, 2023, and the common shares of GameSquare were converted into 329,189 Common Shares.

On May 30, 2022, Holdings acquired the economic equivalent of 13,482,857 common shares of GameSquare. Between July 26 and July 29, 2022, Holdings acquired an additional economic equivalent of 2,079,750 common shares of GameSquare. In connection with the Merger, all such common shares of GameSquare were converted into 321,444 Common Shares.

On April 11, 2023, in connection with the Merger, a subsidiary of Holdings effectuated a distribution-in-kind resulting in Holdings acquiring warrants exercisable for 69,622 Common Shares with an exercise price of C$ 6.78 per share and warrants exercisable for 12,132 Common Shares with an exercise price of C$ 6.29 per share, all of which expire on June 30, 2024.

In connection with the Offering, on April 6, 2023, Holdings acquired 1,051,873 subscription receipts and Family Investments acquired 164,154 subscription receipts. The subscription receipts entitled the holder to convert each subscription receipt into Common Shares on a one-for-one basis. In connection with the Merger, such Common Shares held by Holdings and Family Investments were converted into 262,968 Common Shares and 41,039 Common Shares for each of Holdings and Family Investments, respectively.

The source of funds for the securities described in this Schedule 13D held by Goff NextGen, Holdings, and Goff Family Investments is working capital of each Reporting Person.

The source of funds for the securities described in this Schedule 13D held by Travis Goff is personal funds of the Reporting Person and grants in connection with his service as a member of the board of directors of GameSquare (defined below). These grants include (i) a grant on November 21, 2022 of 100,000 options for common shares of GameSquare made in connection with his service as director of GameSquare that expire on March 1, 2027 with an initial exercise price of C$ 0.35 per share, and (ii) a grant on March 13, 2023 of 200,000 RSUs of GameSquare in connection with his service as a director of GameSquare that vested on the date of such grant. In connection with the Merger, the options were converted into options exercisable for 2,065 Common Shares with an exercise price of C$ 16.95 per share, which expire on March 1, 2027. In connection with the Merger, the RSUs were converted into 4,131 RSUs of the Issuer.

Item 4. Purpose of the Transaction.

The information disclosed in Item 3 is hereby incorporated by reference into this Item 4.

Arrangement Agreement

On December 7, 2022, GameSquare Esports Inc. (“GameSquare”) and the Issuer (then known as Engine Gaming and Media, Inc. (“Engine” and together with GameSquare, the “Merger Parties”)), entered into an Arrangement Agreement (the “Arrangement Agreement”) with Engine to acquire all of the issued and outstanding securities of GameSquare in an all-stock transaction at the effective time of the Arrangement Agreement (the “Merger”), with the combined publicly-traded entity, which is the Issuer, retaining the name GameSquare Holdings, Inc. On April 11, 2023, upon the closing of the Merger and the simultaneous 4-to-1 reverse stock split, each outstanding share of GameSquare, was converted into 0.020655 Common Shares (the “Exchange Ratio”) of the Issuer, the surviving company after the Merger, representing voting and economic rights in the Issuer. Each outstanding warrant and restricted stock unit (“RSU”) of GameSquare was adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Common Shares, adjusted on the basis of the Exchange Ratio.

The foregoing descriptions of the Merger and the Arrangement Agreement are qualified in their entirety by reference to the Arrangement Agreement, which is referenced as Exhibit II to this Schedule 13D and is also incorporated herein by reference.

Agency Agreement

On April 6, 2023, Holdings and Family Investments acquired 1,051,873 and 164,154 subscription receipts (“Subscription Receipts”), respectively, in connection with their participation in the Issuer’s public distribution (the “Offering”) pursuant to the terms and conditions of an agency agreement dated March 31, 2023 (the “Agency Agreement”) between Engine and Roth Canada, Inc. (the “Agent”) for $1.25 per Subscription Receipt. Each Subscription Receipt entitles the holder thereof to automatically receive, upon closing of the Offering, without any further action on the part of the holder thereof and without payment of additional consideration, one Common Share. Effective upon the closing of the Offering, the 1,051,873 and 164,154 Subscription Receipts held by Holdings and Family Investments were canceled in exchange for Holdings and Family Investments acquiring an equal number of

Common Shares corresponding to the number of Subscription Receipts held by each such Reporting Person. Effective upon the closing of the Merger, and after giving effect to the Consolidation, the 1,051,873 and 164,154 Common Shares held by Holdings and Family Investments as a result of the Agency Agreement were exchanged for 262,968 and 41,039 Common Shares, respectively.

The foregoing description of the Agency Agreement is qualified in its entirety by reference to the Agency Agreement, which is referenced as Exhibit III to this Schedule 13D and is also incorporated herein by reference.

Lock-up Agreement

In connection with the execution of the Agency Agreement, Travis Goff entered into a lock-up agreement (the “Lock-up Agreement”) with the Agent. The Lock-up Agreement contains restrictions on transfer with respect to any Subscription Receipts, Common Shares, or certain other securities convertible into, exchangeable for or exercisable to acquire Common Shares held by Travis Goff for 90 days following the date on which the Escrow Release Conditions (as defined in the Agency Agreement) are satisfied, subject to certain exceptions.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, which is referenced as Exhibit IV to this Schedule 13D and is also incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board, including Travis Goff, a member of the Board, may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 12,900,235 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on April 11, 2023 and, the RSUs, options and warrants, if any, beneficially owned by the reporting person if convertible to Common Shares within 60 days of this Schedule 13D (with such securities treated as converted into Common Shares only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goff NextGen Holdings, LLC	885,345	6.8%	0	885,345	0	885,345
Goff Family Investments, LP	41,039	0.3%	0	41,039	0	41,039
Goff Capital, Inc.	41,039	0.3%	0	41,039	0	41,039
JCG 2016 Holdings, LP	1,551,511	11.8%	0	1,551,511	0	1,551,511
JCG 2016 Management, LLC	1,551,511	11.8%	0	1,551,511	0	1,551,511
John C. Goff 2010 Family Trust	1,592,550	12.1%	0	1,592,550	0	1,592,550
John C. Goff	1,592,550	12.1%	0	1,592,550	0	1,592,550
Travis Goff	1,609,073	12.2%	16,523	1,592,550	16,523	1,592,550

Goff NextGen is the record holder of 720,751 Common Shares and warrants currently exercisable for 164,594 Common Shares. Holdings is the record holder of 584,412 Common Shares and warrants currently exercisable for 81,754 Common Shares. Travis Goff is the record holder of 14,458 Common Shares and 2,065 options which are currently exercisable and may be converted into Common Shares. Family Investments is the record holder of 41,039 Common Shares. Goff Capital, as general partner to Family Investments, may be deemed to beneficially own the securities held of record by Family Investments. Holdings is the controlling member of Goff NextGen and thus may be deemed to beneficially own the securities held by Goff NextGen. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings and Goff NextGen. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings, Goff NextGen, and Family Investments. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings, Goff NextGen, and Family Investments. Travis Goff is the President of Goff Capital and Holdings GP and is the son of John C. Goff. As a result of the foregoing relationships, Travis Goff may be deemed to beneficially own the securities held of record by Holdings, Goff NextGen, and Family Investments.

(c) Travis Goff was involved in the Arrangement Agreement and Merger as a member of the board of directors of GameSquare, which approved the Arrangement Agreement. Effective upon the Merger, the 1,051,873 and 164,154 Subscription Receipts held by Holdings and Family Investments resulted in Holdings and Family Investments acquiring 262,968 and 41,039 Common Shares held by each respective Reporting Persons.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Arrangement Agreement, the Agency Agreement, and the Lock-up Agreement and is incorporated herein by reference. A copy of the Arrangement Agreement, the Agency Agreement, and the Lock-up Agreement are attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

I	Joint Filing Agreement.

II	Arrangement Agreement, dated December 7, 2022, by and among GameSquare and the Issuer (incorporated by reference to Exhibit 99.1 to Form 6-K of the Issuer filed on December 27, 2022).

III	Agency Agreement, dated March 31, 2023 by and among Engine and Roth Canada, Inc. (incorporated by reference to Exhibit 99.1 to Form 6-K of the Issuer filed on April 3, 2023).

IV	Lock-up Agreement between Travis Goff and Roth Canada, Inc.

V	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 20, 2023

Travis Goff

By:	/s/ Travis Goff

John C. Goff

By:	/s/ John C. Goff

JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

Goff NextGen Holdings, LLC
By: its Managing Member, JCG 2016 Holdings, LP By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer